Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated December 9, 2014

Registration No. 333-200462

Supplementing the Preliminary Prospectus

dated December 8, 2014

TRAVELCENTERS OF AMERICA LLC

This information supplements the information contained in the preliminary prospectus dated December 8, 2014.

PRICING TERM SHEET

Issuer:	TravelCenters of America LLC

Security:	8.00% Senior Notes due 2029

Ranking:	Senior Unsecured Notes

Format:	SEC Registered

Trade Date:	December 9, 2014

Settlement Date *:	December 16, 2014 (T+5)

Interest Payment Dates:	February 28, May 31, August 31 and November 30 of each year, beginning February 28, 2015

Principal Amount:	$120,000,000

Overallotment Option:

The Issuer has granted the underwriters an option to purchase up to an additional $18,000,000 aggregate principal amount of Notes at the public offering price, less the underwriting discount, within 30 days from the date of the prospectus solely to cover overallotments.

Maturity:	December 15, 2029

Minimum Denominations:	$25.00

Coupon (Interest Rate):	8.00% per annum

Public Offering Price:	$25.00 per Note, plus accrued interest, if any, from December 16, 2014, if the initial settlement occurs after that date

Net Proceeds:	$115,200,000 (before expenses)

Underwriting Commission:	$1.00 per Note

Optional Redemption:

The Notes are redeemable at any time and from time to time at the Issuer’s option in whole or in part on or after December 15, 2017. The redemption price will equal 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Proposed Listing:	NYSE: Ticker Symbol “TANO”

CUSIP / ISIN:	894174 309 / US8941743093

Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC

Lead Manager:	MLV & Co. LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities LLC Janney Montgomery Scott LLC Oppenheimer & Co. Inc.

*                             Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in 5 business days, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the preliminary prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; RBC Capital Markets, LLC toll-free at 1-866-375-6829; and UBS Securities LLC toll-free at 1-877-827-6444, extension 561-3884.